                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549






                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                              JASON INCORPORATED
              -----------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
              -----------------------------------------------------
                         (Title of Class of Securities)

                                    471171108
              -----------------------------------------------------
                                 (CUSIP Number)

                                 Joshua N. Korff
                                Kirkland & Ellis
                              153 East 53rd Street
                            New York, New York 10022
                                  (212)446-4943
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 30, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
         Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 19 Pages)

CUSIP No.471171108                    13D                     Page 2 of 19 Pages

--------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Calendar Acquisition Corp.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a) / /
                                                                   (b) /X/
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

                                                                          00
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) or 2(e)                                                   / /

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Wisconsin
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                                       None.
                ----------------------------------------------------------------
   NUMBER OF    8   SHARED VOTING POWER
    SHARES
BENEFICIALLY                         7,686,683
   OWNED BY     ----------------------------------------------------------------
     EACH       9   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                           None.
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                                     7,686,683
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     7,805,592

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              38.2%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

                                                                      CO
================================================================================

CUSIP No.471171108                    13D                     Page 3 of 19 Pages

--------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Calendar Holdings, Inc.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a) / /
                                                                   (b) /X/
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

                                                                          00
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) or 2(e)                                                   / /

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                                       None.
                ----------------------------------------------------------------
   NUMBER OF    8   SHARED VOTING POWER
    SHARES
BENEFICIALLY                         7,686,683
   OWNED BY     ----------------------------------------------------------------
     EACH       9   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                           None.
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                                     7,686,683
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     7,805,592

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              38.2%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

                                                                      HC
================================================================================

CUSIP No.471171108                    13D                     Page 4 of 19 Pages

--------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Saw Mill Investments II LLC
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a) / /
                                                                   (b) /X/
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

                                                                          00
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) or 2(e)                                                   / /

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                                       None.
                ----------------------------------------------------------------
   NUMBER OF    8   SHARED VOTING POWER
    SHARES
BENEFICIALLY                         7,686,683
   OWNED BY     ----------------------------------------------------------------
     EACH       9   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                           None.
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                                     7,686,683
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     7,805,592

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              38.2%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

                                                                      00
================================================================================

CUSIP No.471171108                    13D                     Page 5 of 19 Pages

--------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Saw Mill Capital Fund II, L.P.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a) / /
                                                                   (b) /X/
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

                                                                          00
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) or 2(e)                                                   / /

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                                       None.
                ----------------------------------------------------------------
   NUMBER OF    8   SHARED VOTING POWER
    SHARES
BENEFICIALLY                         7,686,683
   OWNED BY     ----------------------------------------------------------------
     EACH       9   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                           None.
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                                     7,686,683
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     7,805,592

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              38.2%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

                                                                      00
================================================================================

CUSIP No.471171108                    13D                     Page 6 of 19 Pages

--------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Vincent L. Martin
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a) / /
                                                                   (b) /X/
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

                                                                          PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) or 2(e)                                                   / /

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                                       125
                ----------------------------------------------------------------
   NUMBER OF    8   SHARED VOTING POWER
    SHARES
BENEFICIALLY                         7,686,683
   OWNED BY     ----------------------------------------------------------------
     EACH       9   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                           125
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                                     7,686,683
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     7,805,592

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              38.2%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

                                                                      IN
================================================================================

CUSIP No.471171108                    13D                     Page 7 of 19 Pages

--------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Howard D. Unger
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a) / /
                                                                   (b) /X/
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
   PF with respect to the 117,780 shares with respect to which Howard D. Unger has sole voting and dispositive power.
   00 with respect to the 7,686,683 shares with respect to which Howard D.
   Unger has shared voting and dispositive power.

--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) or 2(e)                                                   / /

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                                      117,780
                ----------------------------------------------------------------
   NUMBER OF    8   SHARED VOTING POWER
    SHARES
BENEFICIALLY                         7,686,683
   OWNED BY     ----------------------------------------------------------------
     EACH       9   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                          117,780
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                                     7,686,683
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     7,805,592

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              38.2%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

                                                                      IN
================================================================================

CUSIP No.471171108                    13D                     Page 8 of 19 Pages

--------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Mark Train
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a) / /
                                                                   (b) /X/
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

                                                                          PF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) or 2(e)                                                   / /

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                                       1,004
                ----------------------------------------------------------------
   NUMBER OF    8   SHARED VOTING POWER
    SHARES
BENEFICIALLY                         7,686,683
   OWNED BY     ----------------------------------------------------------------
     EACH       9   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                           1,004
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                                     7,686,683
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     7,805,592

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              38.2%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

                                                                      IN
================================================================================

CUSIP No.471171108                    13D                     Page 9 of 19 Pages

--------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Janet D. Martin
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a) / /
                                                                   (b) /X/
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

                                                   SHARES WERE ACQUIRED BY GIFT.
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) or 2(e)                                                   / /

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                                       None.
                ----------------------------------------------------------------
   NUMBER OF    8   SHARED VOTING POWER
    SHARES
BENEFICIALLY                         7,686,683
   OWNED BY     ----------------------------------------------------------------
     EACH       9   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                           None.
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                                     7,686,683
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     7,805,592

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              38.2%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

                                                                      IN
================================================================================

CUSIP No.471171108                    13D                    Page 10 of 19 Pages

--------------------------------------------------------------------------------
1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   The Martin Family Foundation
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (a) / /
                                                                   (b) /X/
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

                                                   SHARES WERE ACQUIRED BY GIFT.
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(d) or 2(e)                                                   / /

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   [TO COME]
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                                       None.
                ----------------------------------------------------------------
   NUMBER OF    8   SHARED VOTING POWER
    SHARES
BENEFICIALLY                         7,686,683
   OWNED BY     ----------------------------------------------------------------
     EACH       9   SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                           None.
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                                     7,686,683
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     7,805,592

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              38.2%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

                                                                      00
================================================================================

ITEM 1.   SECURITY AND ISSUER.

         This Statement relates to the common stock, par value $0.10 per share (the "Common Stock"), of Jason Incorporated, a Wisconsin corporation ("Issuer"). The address of the principal executive offices of the Issuer is 411 East Wisconsin Avenue, Suite 2120, Milwaukee, WI 53202.

ITEM 2.   IDENTITY AND BACKGROUND.

         This Statement is being filed by Calendar Holdings, Inc. ("Holdings"), Calendar Acquisition Corp. ("Merger Sub"), Saw Mill Capital Fund II, L.P. ("SMC II"), Saw Mill Investments II LLC, the general partner of SMC II ("Saw Mill Investments"), Howard D. Unger ("Mr. Unger"), Vincent L. Martin ("Mr. Martin"), Mark Train ("Mr. Train"), Janet D. Martin ("Mrs. Martin") and the Martin Family Foundation (the "Foundation") (together, the "Reporting Persons").

         (a)-(c) Holdings is a Delaware corporation. The address of its principal business office is 22 Saw Mill River Road, Hawthorne, NY 10532. Holdings was formed solely for the purpose of holding 100% of the capital stock of Merger Sub, and after the Merger (as defined below), the Surviving Corporation (as defined below). As of the date hereof, SMC II owns 100% of the Common Stock of Holdings.

         Merger Sub is a Wisconsin corporation. The address of its principal business office is 22 Saw Mill River Road, Hawthorne, NY 10532. Merger Sub is a wholly owned subsidiary of Holdings and was formed solely for the purpose of merging with and into the Issuer, at which time the separate corporate existence of Merger Sub will cease and the Issuer will continue in existence as the surviving corporation in the Merger (the "Surviving Corporation").

         SMC II is a Delaware limited partnership. The address of its principal business and office is 22 Saw Mill River Road, Hawthorne, NY 10532. SMC II was formed for the purpose of investing in equity securities of Holdings.

         Saw Mill Investments is a Delaware limited liability company. The address of its principal business and office is 22 Saw Mill River Road, Hawthorne, NY 10532. Saw Mill Investments was formed solely for the purpose of acting as the general partner of SMC II.

         Howard D. Unger is the President of Saw Mill Investments and the President, Vice President, Secretary and Treasurer and sole director of Merger Sub and Holdings. Mr. Unger's business address is 22 Saw Mill River Road, Hawthorne, NY 10532. Mr. Unger is engaged principally in the business of making private equity investments.

         Vincent L. Martin is the Chairman of the Board of Issuer. Mr. Martin's business address is 411 East Wisconsin Avenue, Suite 2120, Milwaukee, WI 53202.

         Mark Train is the Chief Executive Officer, President and a director of Issuer. Mr. Train's business address is 411 East Wisconsin Avenue, Suite 2120, Milwaukee, WI 53202.

         Janet D. Martin is not currently actively employed. Mrs. Martin's address is 2601 West Cedar Lane, Milwaukee, Wisconsin 53217.

         The Martin Family Foundation is a family trust for the benefit of the Martin family created under the law of Wisconsin. The address of the Foundation is 2601 West Cedar Lane, Milwaukee, Wisconsin 53217. Mr. and Mrs. Martin are the co-trustees of the trust.

A joint filing agreement of the Reporting Persons is attached hereto as Exhibit
4.

         (d)-(e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative


                              Page 11 of 19 Pages
body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Unger, Mr. Martin, Mr. Train and Mrs. Martin are each citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Unger acquired direct ownership of 117,780 shares of Common Stock in open market transactions for aggregate consideration of $812,358. Such funds were provided by cash on hand and no funds were borrowed for such purpose (other than ordinary course margin transactions). Mr. Unger acquired indirect beneficial ownership of 7,686,683 shares of Common Stock upon the execution of a Voting Agreement (the "Voting Agreement"), dated as of January 30, 2000, by and between Merger Sub, the Management Stockholders (as defined below), Janet D. Martin and the Martin Family Foundation. In the aggregate, as of the date hereof, Mr. Unger has direct or indirect beneficial ownership of 7,804,463 shares of Common Stock representing approximately 38.2% of the total outstanding Common Stock.

         Mr. Train and Mr. Martin founded the Issuer on December 30,1985. The 4,430,129 shares of Common Stock owned, in the aggregate, by Mr. Martin, Mrs. Martin and the Foundation were purchased by Mr. Martin from the Issuer in a private transaction on December 30,1985. Mr. Martin transferred by gift the 73,746 shares of Common Stock owned by Mrs. Martin to Mrs. Martin prior to 1993, and the 134,462 shares of Common Stock owned by the Foundation to the Foundation, during the period from 1993 to 1998. The 3,257,683 shares of Common Stock owned by Mr. Train were purchased by Mr. Train from the Issuer in a private transaction on December 30,1985.

         On January 30, 2000, the Issuer executed a definitive merger agreement (the "Merger Agreement") with Holdings, Merger Sub, SMC II and Mr. Train and Mr. Martin (Mr. Martin and Mr. Train are referred to herein as the "Management Stockholders"). Under the terms of the Merger Agreement, Merger Sub will merge with and into the Issuer (the "Merger") and the Issuer will be the Surviving Corporation. After the Merger, Holdings will own 100% of the capital stock of the Surviving Corporation. As of the date hereof, SMC II owns 100% of the Common Stock of Holdings. Immediately after the Merger, SMC II will own approximately 57% of the issued and outstanding Common Stock of Holdings. Thus, immediately after the merger, SMC II will indirectly control the Surviving Corporation. In the Merger, the stockholders of Issuer (other than the Management Stockholders for some of their shares of Common Stock) will receive cash consideration of $11.25 per share of Common Stock (the "Merger Consideration") held by each such stockholder in exchange for their shares of Common Stock. As described below, the Management Stockholders will contribute a portion of their Common Stock to Holdings prior to the Merger. For the remainder of their shares of Common Stock, they will receive Merger Consideration in the Merger. Taking into account both the Merger Consideration and the value of the Holdings Common Stock to be received by the Management Stockholders, after giving effect to the transactions contemplated by the Merger Agreement and the Contribution Agreement, the Management Stockholders will receive average consideration valued at approximately $10.90 per share of Common Stock.

         Pursuant to the Merger Agreement, prior to the consummation of the Merger, SMC II and the Management Stockholders have agreed to enter into a Contribution Agreement by and among Holdings, SMC II, Merger Sub and the Management Stockholders (the "Contribution Agreement") pursuant to which, following the consummation of the transactions contemplated thereby, Merger Sub will hold 2,670,597 shares of Common Stock, all of which will be canceled and retired in the Merger pursuant to the Merger Agreement without any consideration payable therefor.

         The Merger Agreement requires approval by the requisite number of holders of the Issuer's Common Stock required by Wisconsin law. The Merger is also subject to other conditions, including consummation of the committed financing contemplated by the Merger Agreement, and certain regulatory approvals. The Merger is expected to be


                              Page 12 of 19 Pages
completed during the second quarter of calendar year, 2000 assuming satisfaction or waiver of all applicable conditions.

         Financing the Merger will require approximately $334.4 million to pay the aggregate cash consideration due to all stockholders and option holders of the Issuer upon consummation of the Merger and to refinance a portion of the Issuer's existing debt and to pay related fees and expenses. These funds are expected to be provided through (a) a senior secured term loan facility of $95.0 million (the "Senior Debt Financing"); (b) the issuance of $125.0 million of senior subordinated notes (the "Senior Sub Notes") of Issuer; (c) equity financing (i) in the amount of$35.0 million provided by Chase Capital Partners, The Northwestern Mutual Life Insurance Company and Massachusetts Mutual Life Insurance Company (by David L. Babson Incorporated, its Investment Advisor) through the purchase of senior preferred stock of Holdings, together with warrants to purchase shares of Holdings Common Stock (the "Preferred Equity Financing"); (ii) in the amount of approximately $37 million provided by SMC II through the purchase of Holdings Common Stock (the "Common Equity Financing"),
(iii) in the amount of approximately $28 million provided by the Management Stockholders and certain other members of the Issuer's management team by way of a contribution of a portion of their existing equity in the Issuer to Holdings in exchange for equity securities of Holdings (the "Management Equity Financing") and (iv) the assumption by the Surviving Corporation of approximately $14.4 million of the Issuer's existing indebtedness.

         Holdings has obtained commitment letters from Chase Capital Partners, Massachusetts Mutual Life Insurance Company (by David L. Babson Incorporated, its Investment Advisor) and The Northwestern Mutual Life Insurance Company with respect to the terms and conditions of the Preferred Equity Financing and Credit Agricole Indosuez with respect to the terms and conditions of the Senior Debt Financing. A copy of the commitment letter with respect to the Senior Debt Financing is attached hereto as Exhibit 1. Holdings has also received a commitment letter (the "Bridge Commitment Letter") from Credit Suisse First Boston to provide $125.0 million of senior subordinated bridge loans (the "Bridge Loans"). Additionally, pursuant to the Merger Agreement and the Contribution Agreement, the Management Stockholders have agreed to provide $26 million of the Management Equity Financing (with the remaining $2 million being provided by certain members of the Issuer's management team other than the Management Stockholders) and SMC II has agreed to provide the Common Equity Financing.

         Pursuant to the Bridge Commitment Letter, Holdings has agreed to use its commercially reasonable best efforts to offer and sell the Senior Sub Notes of Issuer in lieu of borrowing under the Bridge Loans. In the event that Issuer does not sell the Senior Subordinated Notes, Credit Suisse First Boston has agreed to provide the Bridge Loans. The Bridge Loans would have a maturity date (the "Maturity Date") that is 364 days from the date of the closing of the Merger. Each Lender of Bridge Loans will have the option at any time to exchange all or a portion of its Bridge Loans for senior subordinated notes of the Issuer (the "Exchange Notes") ranking pari passu with the Bridge Loans. Each lender of Bridge Loans who does not elect to exchange such loans for Exchange Notes will be required to extend the maturity date of the Bridge Loans for intervals as determined by each Lender; provided, that no Lender will be required to extend the maturity date of the Bridge Loans beyond the tenth anniversary of the closing of the Merger. The interest rate on the Bridge Loans increases each three months after the Maturity Date, up to a maximum rate.

         Exchange Notes mature on the tenth anniversary of the closing of the Merger and bear interest at a fixed rate plus an applicable margin, up to a maximum rate. The definitive documentation for the Bridge Loans and Exchange Notes will contain affirmative and negative covenants and events of default customary for issuances of similar debt securities of this size and type. The definitive documentation will also require that the Issuer use its commercially reasonable best efforts to cause a shelf registration statement to become effective by the Maturity Date and to keep such registration statement effective for up to two years to permit resale of the Exchange Notes.

ITEM 4.   PURPOSE OF TRANSACTION.

         The information set forth in item 3 above is incorporated herein by reference. The Merger is being consummated to permit SMC II, together with the Management Stockholders, to acquire the Issuer from the public stockholders of Issuer and take Issuer from being a public corporation to being a private corporation. After the Merger, SMC II will indirectly control Issuer through its control of Holdings.


                              Page 13 of 19 Pages

         Each of Holdings, Merger Sub, SMC II, Saw Mill Investments and Mr. Unger acquired beneficial ownership of 7,686,683 shares (representing approximately 37.61% of the outstanding Common Stock as of the date hereof) of the securities that are the subject of this filing upon the execution of a Voting Agreement, dated as of January 30, 2000, by and between Merger Sub, the Management Stockholders, Janet D. Martin and the Martin Family Foundation. In the aggregate, as of the date hereof, Mr. Unger has direct or indirect beneficial ownership of 7,805,592 shares of Common Stock representing approximately 38.2% of the total outstanding Common Stock. The Management Stockholders, Mrs. Martin and the Foundation entered into the Voting Agreement in order to induce SMC II, Merger Sub and Holdings to enter into the Merger Agreement.

         Pursuant to the Voting Agreement, the Management Stockholders, Mrs. Martin and the Foundation have agreed that at any meeting of stockholders of the Issuer called for the approval of the Merger Agreement and the transactions contemplated thereby (collectively, the "Transactions") or a transaction involving the acquisition of a material portion of the assets or capital stock of the Issuer other than the Merger (a "Third Party Transaction"), or in connection with any written consent of the holders of shares of the Common Stock, or in any other circumstances in which the Management Stockholders, Mrs. Martin or the Foundation are entitled to vote, consent or give any other approval, with respect to the Merger Agreement, the Transactions or a Third Party Transaction, to vote (or cause to be voted) the shares of Common Stock of Issuer held by the Management Stockholders, Mrs. Martin and the Foundation at the direction of Merger Sub with respect to such transactions.

         The Management Stockholders, Mrs. Martin and the Foundation also agreed pursuant to the Voting Agreement that at any meeting of stockholders of the Issuer, or in connection with any written consent of the holders of shares of Issuer's Common Stock to vote (or cause to be voted) the shares of Common Stock of Issuer held by the Management Stockholders, Mrs. Martin and the Foundation against the following actions (1) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer or the Management Stockholders under the Merger Agreement or of the Management Stockholders, Mrs. Martin or the Foundation under the Voting Agreement; (2) any action or agreement that could reasonably be expected to interfere with or delay or attempt to discourage the Merger and/or the Transactions, including, but not limited to: (A) the adoption by the Issuer of a proposal regarding (i) the acquisition of the Issuer by merger, tender offer or otherwise by any person other than Merger Sub or any designee thereof (a "Third Party"), or any other merger, combination or similar transaction with any Third Party; (ii) the acquisition by a Third Party of 5% or more of the assets of the Issuer and its subsidiaries, taken as a whole (whether by the acquisition of assets or securities of, or any merger, consolidation or other business combination involving, the Issuer or any of its subsidiaries); (iii) the acquisition by a Third Party of 5% or more of the outstanding shares of Issuer's Common Stock, or (iv) the repurchase by the Issuer and/or any of its subsidiaries of 5% or more of the outstanding shares of Issuer's Common Stock;
(B) any amendment of the Issuer's Articles of Incorporation or By-laws or other proposal or transaction involving the Issuer or any of its subsidiaries, which amendment or other proposal or transaction could in any manner reasonably be expected to impede, prevent or nullify the Merger, the Merger Agreement or the Transactions, or change in any manner the rights and privileges, including, without limitation, voting rights of any class of the Issuer's capital stock;
(C) any change in the management or board of directors of the Issuer that could in any manner reasonably be expected to impede, prevent or nullify the Merger, the Merger Agreement or the Transactions; (D) any material change in the present capitalization or dividend policy of the Issuer; or (E) any other material change in the Issuer's corporate structure or business. The Management Stockholders, Mrs. Martin and the Foundation, in their capacity as stockholders of the Issuer, also agreed not to commit or agree to take any action inconsistent with the foregoing and granted to Merger Sub an irrevocable proxy to vote the shares of Common Stock of Issuer held by the Management Stockholders as indicated above.

         Furthermore, the Management Stockholders, Mrs. Martin and the Foundation agreed not to (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement to sell, transfer, pledge, assign or otherwise dispose of any of the shares of Common Stock of Issuer held by the Management Stockholders, Mrs. Martin or the Foundation except as contemplated by the Voting Agreement or the Merger Agreement, (ii) enter into any voting arrangement or understanding with respect to the shares of Common Stock of Issuer held by the


                              Page 14 of 19 Pages

Management Stockholders, Mrs. Martin or the Foundation or (iii) take any action that could reasonably be expected to make any of the Management Stockholders', Mrs. Martin's or the Foundation's representations or warranties contained in the Voting Agreement untrue or incorrect or could reasonably be expected to have the effect of preventing or disabling the Management Stockholders, Mrs. Martin or the Foundation from performing any of their obligations under the Voting Agreement. Pursuant to the Voting Agreement the Management Stockholders also agreed to enter into the Stockholders Agreement (as defined below) and to enter into Employment Agreements with the Company.

         The foregoing discussion of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement filed with this Schedule 13D as
Exhibit 3 and incorporated herein by reference.

         (c)       Not Applicable.

         (d) In connection with the Merger, Holdings and its stockholders will enter into a Stockholders Agreement (the "Stockholders Agreement") pursuant to which each of the stockholders of Holdings party thereto will agree to vote in favor of certain members of the Board of Directors of Holdings designated by certain groups of Holding's stockholders. Pursuant to the Stockholders
Agreement:

                  (i)      Holdings will have nine directors;

                  (ii) SMC II will designate three directors in its sole discretion and will designate a fourth director who is not an affiliate of SMC II or the Management Stockholders (an "Independent Director") subject to the approval of the Management Stockholders;

                  (iii) The Management Stockholders will designate three directors in their sole discretion and will designate a fourth Independent Director subject to the approval of SMC II; and

                  (iv) the ninth director will be an Independent Director approved by SMC II and the Management Stockholders.

The Stockholders Agreement also gives the holders of the senior preferred stock of Holdings issued in connection with the financing of the Merger the ability to cause the size of the Board of Directors of Holdings to increase to eleven and to fill the two vacancies created thereby in the event the Surviving Corporation's leverage ratio increases beyond a specified amount.

         (e) In connection with the Merger and pursuant to the Merger Agreement, each share of Common Stock of the Issuer outstanding at the time of the Merger (other than shares of Common Stock held by Merger Sub) will be converted into the right to receive the Merger Consideration. Following completion of the Merger, all of the issued and outstanding capital stock of the Surviving Corporation will be owned by Holdings.

         (f) Not Applicable.

         (g) Not Applicable.

         (h) - (i)In connection with the Merger, the Issuer's Common Stock will be delisted from the Nasdaq Stock Market and become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         (j) Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.


                              Page 15 of 19 Pages

         (a)-(b) Mr. Unger, in his individual capacity, directly owns 117,780 shares of Common Stock representing less than 1% of the outstanding shares as to which he has sole voting and dispositive power. Mr. Unger acquired indirect beneficial ownership of an additional 7,686,683 shares of Common Stock upon the execution of the Voting Agreement. In the aggregate, as of the date hereof, Mr. Unger has direct or indirect beneficial ownership of 7,804,463 shares of Common Stock representing approximately 38.2% of the total outstanding Common Stock.

         Merger Sub beneficially owns 7,686,683 shares of Common Stock, representing approximately 37.6% of the outstanding shares as to which it has shared voting and dispositive power by way of the Voting Agreement. Each of Holdings, SMC II, Saw Mill Investments and Mr. Unger, exclusively through their direct or indirect control of Merger Sub also beneficially own the same 7,686,683 shares of Common Stock, representing approximately 37.6% of the outstanding shares of Common Stock and has shared voting and dispositive powers over such shares by virtue of the Voting Agreement.

         Vincent L. Martin beneficially owns 4,430,129 shares of Common Stock representing approximately 21.7% of the outstanding shares of Common Stock:
4,096,215 shares individually; 73,746 through shares owned by his wife, Mrs. Martin; 125,581 through a brokerage account; 125 as trustee for the Timothy Martin Trust and 134,462 through the Martin Family Foundation. Of these 4,430,129 shares, Mr. Martin has shared voting and dispositive power by way of the Voting Agreement with respect to 4,430,004 of these shares. With respect to the shares beneficially owned by Mr. Martin as trustee for the Timothy Martin Trust, Mr. Martin has sole voting and dispositive power.

         Mark Train beneficially owns 3,257,683 shares of Common Stock representing approximately 15.9% of the outstanding shares of Common Stock:
3,116,088 shares individually; 140,591 through a brokerage account; 502 as custodian for Amy M. Train and 502 as custodian for Susan Elizabeth Train. Of these 3,257,683 shares, Mr. Train has shared voting and dispositive power by way of the Voting Agreement with respect to 3,256,679 of these shares. With respect to the 1004 shares beneficially owned by Mr. Train as custodian for Amy M. Train and Susan Elizabeth Train, Mr. Train has sole voting and dispositive power.

         (c) In January 2000, Mr. Martin gifted 45,685 shares of Common Stock to his adult children. No consideration was paid for these shares.

         (d) Mr. Martin has the right to receive and the power to direct the receipt of dividends and the proceeds from the sale of 4,096,215 shares of Common Stock subject to the Voting Agreement. Mr. and Mrs. Martin have the shared ability to direct the receipt of dividends and the proceeds from the sale of 260,043 shares of Common Stock subject to the Voting Agreement.

             Mrs. Martin has the right to receive and the power to direct the receipt of dividends and the proceeds from the sale of 73,746 shares of Common Stock subject to the Voting Agreement.

             Mr. Train has the right to receive and the power to direct the receipt of dividends and the proceeds from the sale of 3,117,092 shares of Common Stock subject to the Voting Agreement. Mr. and Mrs. Train have the shared ability to direct the receipt of dividends and the proceeds from the sale of 140,591 shares of Common Stock subject to the Voting Agreement.

         (e) Not Applicable.

         Except as stated above, none of the Reporting Persons beneficially owns any of the shares of capital stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in items 3 and 4 above is incorporated herein by reference.


                              Page 16 of 19 Pages

         To induce Saw Mill, Holdings and Merger Sub to enter into the Merger Agreement, the Management Stockholders entered into the Voting Agreement. The Voting Agreement obligates the Management Stockholders to vote the shares of Common Stock of Issuer held by the Management Stockholders as directed by Merger Sub in favor of the Merger and against certain changes that could impede the completion of the Merger. Although the Reporting Persons and the Management Stockholders may be deemed to be have formed a "group" within the meaning of
Section 13(d) or 13(g) of the Act, the disclosure set forth in this Schedule shall not be construed as an admission that such persons have in fact formed such a "group."

         The Issuer, the Management Stockholders, Mrs. Martin and Anne V. Train, Mr. Train's wife, are parties to a Stock Purchase Agreement entered into as of December 31, 1985, as amended by an Amendment Agreement, dated February 28, 1986 and a Second Amendment Agreement dated January 23, 1987 (as amended, the "Stock Purchase Agreement"). The Stock Purchase Agreement: (i) restricts the Management Stockholder's and Mrs. Martin's ability to transfer their shares of Common Stock; (ii) gives the Issuer and the stockholders party to the Stock Purchase Agreement a right of first refusal with respect to the transfer of shares of Common Stock held by the parties to the Stock Purchase Agreement and (iii) provides for certain purchase options with respect to the shares of Common Stock held by the parties to the Stockholders Agreement in favor of the Issuer in the event of a Management Stockholder's death, disability or termination of employment with the Issuer. Pursuant to the Voting Agreement, the Management Stockholders and Mrs. Martin have agreed to terminate and to cause the Company to terminate the Stock Purchase Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Commitment Letter dated January 20, 2000 to Holdings from Credit Agricole Indosuez with respect to the Senior Debt Financing.

         2. Agreement and Plan of Merger, dated as of January 30, 2000, by and among the Issuer, Merger Sub, SMC II and the Management Stockholders.

         3. (a) Voting Agreement, dated as of January 30, 2000, by and among Merger Sub, the Management Stockholders, Janet D. Martin and the Martin Family Foundation.

            (b) Stock Purchase Agreement entered into as of December 30, 1985 by and among Jason Incorporated, Vincent L. Martin, Mark Train, Janet D. Martin and Anne V. Train.

            (c) Amendment Agreement, dated February 28, 1986 by and among Jason Incorporated, Vincent L. Martin, Mark Train, Janet D. Martin and Anne V. Train.

            (d) Second Amendment Agreement dated January 23, 1987 by and among Jason Incorporated, Vincent L. Martin, Mark Train, Janet D. Martin and Anne V. Train.

         4. Joint Filing Agreement, dated as of February 4, 2000, by and among Merger Sub, Holdings, SMC II, Saw Mill Investments, and Howard D. Unger, Vincent
L. Martin, Mark Train, Janet D. Martin and the Martin Family Foundation.



                              Page 17 of 19 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 2000

                                       CALENDAR HOLDINGS, INC.


                                       By:  /s/ Howard D. Unger
                                           -------------------------------------
                                            Name:    Howard D. Unger
                                            Title:   President


                                       CALENDAR ACQUISITION CORP.


                                       By:  /s/ Howard D. Unger
                                           -------------------------------------
                                            Name:    Howard D. Unger
                                            Title:   President


                                       SAW MILL CAPITAL FUND II, L.P.

                                       By:  Saw Mill Investments II LLC
                                       Its: General Partner

                                       By:  /s/ Howard D. Unger
                                           -------------------------------------
                                            Name:    Howard D. Unger
                                            Title:   President


                                       Saw Mill Investments II LLC


                                       By:  /s/ Howard D. Unger
                                           -------------------------------------
                                            Name:    Howard D. Unger
                                            Title:   President


                                            /s/ Howard D. Unger
                                       -----------------------------------------
                                       Howard D. Unger

                                            /s/ Vincent L. Martin
                                       -----------------------------------------
                                       Vincent L. Martin

                                            /s/ Mark Train
                                       -----------------------------------------
                                       Mark Train



                              Page 18 of 19 Pages

                                        /s/ Janet D. Martin
                                       -----------------------------------------
                                       Janet D. Martin


                                       THE MARTIN FAMILY FOUNDATION


                                       By:  /s/ Vincent L. Martin
                                           -------------------------------------
                                            Name:    Vincent L. Martin
                                            Title:   Trustee


                              Page 19 of 19 Pages